Pricing Sheet dated June 24, 2011 relating to Offering Summary No. 2011-MTNDG0051 dated May 24, 2011 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in International Equities
561,500 Trigger PLUS Based on the iShares® MSCI Emerging Markets Index Fund due June 27, 2013
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – JUNE 24, 2011
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Trigger PLUS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Trigger PLUS are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Underlying shares:	Shares of the iShares® MSCI Emerging Markets Index Fund (“EEM”)
Share underlying index:	MSCI Emerging Markets Index
Aggregate principal amount:	$5,615,000
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS (see “Underwriting fee and issue price” below)
Pricing date:	June 24, 2011
Original issue date:	June 29, 2011
Maturity date:	June 27, 2013
Payment at maturity per Trigger PLUS:	■ If the final share price is greater than the initial share price: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.
■ If the final share price is less than or equal to the initial share price but greater than the trigger price: $10
■ If the final share price is less than or equal to the trigger price:
($10 x share performance factor)
This amount will be less than the stated principal amount of $10 and could be zero. There is no minimum payment at maturity on the Trigger PLUS.
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Leveraged upside payment:	$10 x leverage factor x share percent increase
Initial share price:	$45.50, the closing price of one underlying share on the pricing date
Final share price:	The closing price of one underlying share on the valuation date
Valuation date:	June 24, 2013, subject to postponement for non-trading days and certain market disruption events.
Leverage factor:	200%
Trigger price:	85% of the initial share price
Maximum payment at maturity:	$12.80 per Trigger PLUS (128% of the stated principal amount)
CUSIP:	17317U881
ISIN:	US17317U8817
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per Trigger PLUS	$10.0000	$0.2250	$9.7750
Total	$5,615,000.00	$126,337.50	$5,488,662.50
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Trigger PLUS purchased by that investor. The lowest price payable by an investor is $9.9250 per Trigger PLUS. You should refer to “Fact Sheet—Fees and selling concessions” and “Syndicate Information” in the related offering summary for more information.
(2) Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the Trigger PLUS, will receive an underwriting fee of $0.2250 from Citigroup Funding for each Trigger PLUS sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.2250 for each Trigger PLUS they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines.  See “Fact Sheet—Fees and selling concessions” in the related offering summary.

You should read this document together with the offering summary describing the offering and the PLUS product supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.
Offering Summary filed on May 24, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311002006/dp22744_fwp-trigger.htm

PLUS Product Supplement filed on May 16, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511141342/d424b2.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm
The Trigger PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a PLUS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the PLUS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the PLUS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.